                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2002

       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _______to _______

Commission file number: 333-17079

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         QUEST DIAGNOSTICS INCORPORATED
                               ONE MALCOLM AVENUE
                           TETERBORO, NEW JERSEY 07608

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information
--------------------------------------------------------------------------------

                                                                                  Page
                                                                                  ----
Financial Statements

Report of Independent Auditors                                                       1

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001        2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2002                                                               3

Notes to Financial Statements                                                      4-9

Additional Information *

Schedule I - Schedule of Assets (Held at End of Year)
     at December 31, 2002                                                           10

Signatures                                                                          11

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Exhibits

Exhibit 23 - Consent of Independent Auditors

Exhibit 99.1 - Statement Pursuant to 18 U.S.C. 'SS' 1350

                        Report of Independent Auditors

To the Participants and Administrator of The Profit Sharing Plan of Quest Diagnostics Incorporated

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Stamford, Connecticut
June 20, 2003

            The Profit Sharing Plan of Quest Diagnostics Incorporated
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                                 2002                            2001
Assets
Investments, at Fair Value                                   $887,053,639                     $818,972,509
Participant Loans                                              33,448,232                       27,231,351
                                                             ------------                     ------------
     Total Investments                                        920,501,871                      846,203,860
                                                             ------------                     ------------

Cash and Cash Equivalents                                      10,246,644                       10,407,097
Other Assets                                                      136,587                        1,416,235
                                                             ------------                     ------------

Net Assets Available for Benefits                            $930,885,102                     $858,027,192
                                                             ============                     ============

      The accompanying notes are an integral part of financial statements.

            The Profit Sharing Plan of Quest Diagnostics Incorporated Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2002

                                                                                                 2002
Additions to Net Assets Attributed to:
Investment Income (Loss):
    Interest and Dividends                                                                  $  15,729,527
    Net Depreciation in Fair Value of Investments                                            (150,664,180)
                                                                                            -------------
       Investment (Loss)                                                                     (134,934,653)
                                                                                            -------------
Contributions:
    Employer                                                                                   42,833,811
    Participants                                                                               82,492,333
                                                                                            -------------
       Total Contributions                                                                    125,326,144
                                                                                            -------------

Transfer from Employee Stock Ownership Plan                                                   140,246,536
                                                                                            -------------
       Total Additions                                                                        130,638,027
                                                                                            -------------
Deductions from Net Assets Attributed to:
Benefits Paid to Participants                                                                  57,589,774
Other Fees                                                                                        190,343
                                                                                            -------------
       Total Deductions                                                                        57,780,117
                                                                                            -------------
Net Increase                                                                                   72,857,910

Net Assets Available for Benefits:
Beginning of Year                                                                             858,027,192
                                                                                            -------------
End of Year                                                                                 $ 930,885,102
                                                                                            =============

    The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of the Plan

Background - The Profit Sharing Plan of Quest Diagnostics Incorporated (the "Plan"), is a defined contribution plan established by Quest Diagnostics Incorporated (the "Company" or the "Plan Sponsor") to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Effective October 1, 2002, the Quest Diagnostics Incorporated Employee Stock Ownership Plan (the "ESOP") was merged into the Plan. Participant account balances totaling $140,246,536, were transferred from the ESOP into the Plan. At that time, all participant accounts in the ESOP were merged into their existing Plan account. For those participants who did not already have a Plan account, one was established. The ESOP investments were placed into the Plan's Quest Diagnostics Incorporated Stock Fund and were then eligible to be re-invested in accordance with the terms of the Plan.

Eligibility and Participant Contributions - Effective July 1, 2002, all eligible employees who have completed one month of service may participate in the Plan. Prior to July 1, 2002, all eligible employees who had completed six months of service were eligible to participate in the Plan. Prior to June 24, 2002, eligible employees electing to participate in the Plan ("Participants") could elect to make a contribution to the Plan through pre-tax payroll deductions of between 1% and 4% of their compensation (their "Basic Contribution"). Effective June 24, 2002, the maximum Basic Contribution was increased from 4% to 6%. Prior to January 1, 2002, Participants could also elect to make a supplemental contribution of between 1% and 11% of their pre-tax compensation (their "Supplemental Contribution"), subject to certain limitations set forth in section 415(d) of the Internal Revenue Code. For the period of January 1, 2002 through June 23, 2002, the maximum Supplemental Contribution was increased from 11% to 31%. Effective June 24, 2002, Participants may elect to make a Supplemental Contribution of between 1% and 29%. Effective August 2, 2002, catch-up contributions (as defined in the Internal Revenue Code) became permissible for eligible Participants. Participants' contributions are generally remitted within two-to-three weeks from when the payroll deductions are made.

Company Matching Contributions - Effective July 1, 2002, the Company matches 100% of the Participants' Basic Contribution in cash after the Participant completes twelve months of service with the Company. Prior to July 1, 2002, the service requirement was six months. The Company may make additional contributions at the discretion of the Company's Board of Directors. Company contributions are remitted at the same time that the corresponding Participants' contributions are made.

Vesting - Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. ESOP contributions merged into the Plan are subject to their three-year vesting requirements.

Investment Options - Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds. Prior to January 1, 2002, any portion of the Company contributions in the form of common stock of the Company had to be invested in the Quest Diagnostics Incorporated Stock Fund and could not be diversified into other

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

funds until a Participant reached age 55. Effective January 1, 2002, these investment restrictions were eliminated. Contributions and transfers into the Covance Stock Fund and the Corning Stock Fund are prohibited. Participants are permitted to transfer money invested in these funds into other funds. Effective March 1, 2002, the Managed Income Portfolio II Fund was added to the Plan, with the assets from the Managed Income Portfolio Fund scheduled to transfer into the Managed Income Portfolio II Fund over a period of twelve months. With the addition of the Managed Income Portfolio II Fund, all new contributions to the Managed Income Portfolio Fund were prohibited.

Distribution Options - Prior to November 1, 2002, upon termination of service, Participants could elect to have their benefit distributions paid in the form of a lump sum distribution, an annuity contract, or by monthly, quarterly or annual installments. Effective November 1, 2002, the annuity distribution option was generally eliminated from the Plan.

Withdrawals - Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Effective January 1, 2002, Participants may also begin to make withdrawals at age 59 1/2. Participant benefit claims which have been processed and approved but not paid (i.e., distributions payable) are recorded as a reduction to net assets available for plan benefits when paid.

Reconciliation of Financial Statements to Form 5500
---------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     December 31,
                                                                       --------------------------------------
                                                                           2002                      2001
                                                                       --------------------------------------
Net assets available for benefits per the financial statements         $930,885,102              $858,027,192
Amounts allocated to withdrawing Participants                                     -                  (497,487)
                                                                       ------------              ------------
Net assets available for benefits per the Form 5500                    $930,885,102              $857,529,705
                                                                       ============              ============

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

                                                                                        Year Ended
                                                                                     December 31, 2002
                                                                                     -----------------
Benefits paid to Participants per the financial statements                               $57,589,774
Add: Amounts allocated to withdrawing Participants at
  December 31, 2002                                                                                -
Less: Amounts allocated to withdrawing Participants at
  December 31, 2001                                                                         (497,487)
                                                                                         -----------
Benefits paid to Participants per the Form 5500                                          $57,092,287
                                                                                         ===========

Plan Administration - The Plan Administrator is the Employee Benefits Administration Committee, which is appointed by the Company's Board of Directors. The Plan's trustee and recordkeeper is Fidelity Management Trust Company.

Loans to Participants - Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $1,000 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the Participants' vested portion of their account values. These loans bear interest at prevailing market interest rates at the time the loans are issued.

Tax Status - The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. However, the Plan Sponsor and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2. Summary of Significant Accounting Policies

Method of Accounting - The Plan maintains its financial records on the accrual basis of accounting.

Benefits - Benefits are recorded when paid.

Valuation of Investments - Investments in mutual funds, common stock and common/collective trusts are stated at fair value as determined by quoted market prices. Participants' loans are valued at cost which approximates fair value.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

Administrative Expenses - Administrative expenses and accounting fees of the Plan are paid by the Company.

Security Transactions and Investment Income - Realized and unrealized gains (losses) on securities are included in Net Depreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

Cash and Cash Equivalents - Cash and cash equivalents include highly-liquid investments with maturities of three months or less.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for Participant-directed investment of their voluntary contributions and the Company contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3. Net Depreciation in Fair Value of Investments

For the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Type of investment                                                                                    2002
Mutual Funds                                                                                     $ (81,600,218)
Common Stock                                                                                       (69,063,962)
                                                                                                 -------------
Net Depreciation in Fair Value of Investments                                                    $(150,664,180)
                                                                                                 =============

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

4. Investments

The following presents investments that represented 5 percent or more of the Plan's net assets available for benefits at December 31, 2002 and 2001:


                                                                     2002                        2001
Quest Diagnostics Incorporated Common Stock
   Nonparticipant-Directed Portion of Investment
      (1,619,242 shares at December 31, 2001)                      $      -     *               $116,165,484
   Participant-Directed Portion of Investment (5,293,644
      and 1,768,293 shares, respectively)                             301,208,344                126,754,651
                                                                    -------------               -------------
   Total Investment in Quest Diagnostics Incorporated
     Common Stock                                                     301,208,344                242,920,135

Fidelity Puritan (10,337,761 and 7,792,798 shares,
   respectively)                                                      163,233,247                137,698,743
Fidelity Magellan (1,665,292 and 1,667,952 shares,
   respectively)                                                      131,491,486                173,834,044
Fidelity Managed Income Portfolio II (114,185,038 shares
   at December 31, 2002)                                              114,185,038                     N/A
Fidelity Managed Income Portfolio (104,268,962 shares at
   December 31, 2001)                                                          **                104,268,692
Fidelity Contrafund (1,241,167 and 1,159,055 shares,
   respectively)                                                       47,909,044                 49,572,762

 * Investment restrictions on the Quest Diagnostics Incorporated Stock Fund were eliminated effective January 1, 2002.

** Investment did not represent 5 percent of the Plan's net assets available for benefits at December 31, 2002.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

5. Nonparticipant-Directed Investments

Net assets available for benefits at December 31, 2001 related to nonparticipant-directed investments were as follows:

                                                                                                    2001
Assets
Investments, at Fair Value:
    Common Stock                                                                                $116,165,484

Cash                                                                                               4,105,550
Other Assets                                                                                         675,683
                                                                                                ------------
Net Assets Available for Benefits                                                               $120,946,717
                                                                                                ============


Changes in net assets available for benefits for the year ended December 31, 2002 related to nonparticipant-directed investments were as follows:

                                                                                                    2002
Deductions from Net Assets Attributed to:
Interfund Transfers                                                                              120,946,717
                                                                                              --------------
       Total Deductions                                                                          120,946,717
                                                                                              --------------
Net Decrease                                                                                    (120,946,717)

Net Assets Available for Benefits:
Beginning of Year                                                                                120,946,717
                                                                                              --------------
End of Year                                                                                   $            -
                                                                                              ==============

The Profit Sharing Plan of Quest Diagnostics Incorporated             Schedule I

Schedule of Assets (Held at End of Year)
December 31, 2002

--------------------------------------------------------------------------------------------------------------------
                                                                                                        Current
     Identity of Issue                  Description               Shares/Units         Cost              Value
     -----------------                  -----------               ------------         ----             --------
Quest Diagnostics Incorporated*         Common Stock                5,293,644       $154,401,312     $301,208,344

Fidelity Puritan                        Mutual Fund                10,337,761        186,971,921      163,233,247

Fidelity Magellan Fund                  Mutual Fund                 1,665,292        163,310,420      131,491,486

Fidelity Managed Income                 Common/Collective
   Portfolio II                         Trust                     114,185,038        114,185,038      114,185,038

Fidelity Contrafund                     Mutual Fund                 1,241,167         60,393,428       47,909,044

Fidelity Equity-Income Fund             Mutual Fund                   545,362         26,530,395       21,634,504

Fidelity Low Priced Stock               Mutual Fund                   798,397         20,835,620       20,095,663

Fidelity US Bond Index                  Mutual Fund                 1,523,153         16,741,552       17,120,243

Spartan US Equity Index                 Mutual Fund                   534,363         22,645,045       16,645,395

Fidelity Growth & Income Fund           Mutual Fund                   517,715         20,695,643       15,691,936

Fidelity Diversified International      Mutual Fund                   825,457         16,744,698       14,164,835

Fidelity Managed Income                 Common/Collective
   Portfolio                            Trust                      11,860,710         11,860,710       11,860,710

Corning Incorporated                    Common Stock                1,677,598         11,711,166        5,552,849

Covance Inc.                            Common Stock                  122,695          1,723,957        3,017,070

Fidelity Over-the-Counter
   Portfolio                            Mutual Fund                   135,645          4,236,288        3,243,275

Participant Loans*                      **                                                     -       33,448,232

Fidelity Institutional                  Money Market
   Cash Portfolio                       Fund                       10,246,644         10,246,644       10,246,644
                                                                                    ------------     ------------
                                                                                    $843,233,837     $930,748,515
                                                                                    ============     ============

*    "Party-in-interest" to the Plan.
**   Rates approximate prime plus 1%; maturities vary by participant.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 27, 2003

The Profit Sharing Plan of
Quest Diagnostics Incorporated


By:   /s/ Robert A. Hagemann
     -------------------------
     Robert A. Hagemann
     Member of the Quest Diagnostics Incorporated Employee Benefits Administration Committee, Plan Administrator

                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'